CanAlaska Uranium Ltd.

TSX.V:  CVV   OTCBB: CVVUF

Toll Free 1-800-667-1870

www.canalaska.com

CANALASKA CLOSES $3,361,650 PRIVATE PLACEMENT

October 30, 2006, Vancouver, BC – CanAlaska Uranium Ltd. (TSXV: CVV) is pleased to announce that further to its news release of October 4, 2006, the Company has closed its non-brokered private placement and has issued a total of 7,470,331 flow through units at $0.45 per unit for total proceeds of approximately $3,361,648.90. Of the total number of flow-through units issued by the Company, the MineralFields Group subscribed for 2,222,221 flow-through units, for proceeds of $1,000,000.

Each flow-through unit consists of one flow-through share and one-half of one non-flow-through share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share for a period of 12 months from the date of issue at an exercise price of $0.56 per warrant share.

In connection with this closing, the Company has paid an aggregate of $82,010, and issued an aggregate of 222,222 shares and 155,555 share purchase warrants as a finder’s fee. Each warrant entitles the holder to acquire one share for a period of 12 months from the date of issue at an exercise price of $0.56.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring February 27, 2007.

About CanAlaska Uranium Ltd. – www.canalaska.com

CanAlaska Uranium Ltd. (CVV – TSX.V, CVVUF – OTCBB, DH7 – Frankfurt) holds eighteen, 100%-owned, uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (9,360 square km). In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets. Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition. An aggressive minimum $6.5 million exploration program is underway for 2006.

About Mineral Fields:

The MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about MineralFields Group is available at www.mineralfields.com.

On behalf of the Board of Directors Peter Dasler, President	Investor Relations Contact Emil Fung Tel: 604-685-1870 Toll Free: 1-800-667-1870

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#13708P102.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.